GROHE WATER TECHNOLOGY

                               [GRAPHIC OMITTED]

PRESS RELEASE

INTERNATIONAL INVESTMENT BANK APPOINTED
GROHE AND BC PARTNERS ADVISED FUNDS APPOINT MERRILL LYNCH TO EVALUATE A
PUBLIC OFFERING
                                                              29 September, 2003
                                                         Merrill Lynch appointed
                                                                   92-2003-BB-GI

HEMER/HAMBURG. Grohe, leading global supplier of sanitary products and systems, and funds advised by BC Partners are preparing for a public offering of Grohe Holding GmbH. Internationally renowned investment bank Merrill Lynch has been appointed to evaluate strategic options for Grohe. This evaluation will take several months to complete, and it may or may not result in a change of the company's ownership structure. Both Grohe and the funds advised by BC Partners aim to further strengthen the position of Grohe which holds a global market share of ten per cent.

Grohe, with 2002 sales of EUR 898m, is the leader in the European market for high-quality fittings and sanitary systems, and is one of the top three suppliers worldwide. Grohe was acquired by BC Partners advised funds and Grohe's management in 1999.

BC Partners, founded in 1986, advises funds in acquiring and developing large European-based businesses in partnership with management across a wide range of industry sectors. The funds have a long track record of successful acquisitions across Europe. BC Partners advised funds have made 54 investments with a total value of approx. EUR 31 billion.


CONTACT:
GROHE, Abteilung Presse & PR        Tel.: 02372 / 93-2421
Dr. Bernd Buhmann                   Fax: 02372 / 93-2431
Industriepark Edelburg              E-Mail: b.buhmann@grohe.de
58675 Hemer                         Homepage: WWW.GROHE.COM




LEGAL DISCLAIMER

THIS PRESS RELEASE IS NOT AN OFFER FOR THE SALE OF SECURITIES IN THE UNITED STATES OR ANYWHERE ELSE. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE US SECURITIES ACT OF 1933 OR AN EXEMPTION THEREFROM.